Exhibit 99.1

9 September 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Directorate Change

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce the appointment of Stephen Stamp as a Director of the Company and as Chief Financial Officer with immediate effect.

Stephen Stamp is an experienced public company CFO and has held senior positions in a number of significant healthcare companies including as Group Finance Director of Shire plc, when the company was listed on the London Stock Exchange and NASDAQ, Chief Operating Officer of Xanodyne Pharmaceuticals Inc and most recently with AIM quoted Ergomed plc, where he served initially as CFO before becoming CEO. Mr Stamp qualified as a Chartered Accountant at KPMG and is a member of the Institute of Chartered Accountants.

Mr Stamp is taking over from Nick Robbins-Cherry, who has resigned as a Director of the Company with immediate effect to pursue other career opportunities. Mr Robbins-Cherry will remain employed by the Company until the end of October 2019 to facilitate an orderly handover to Mr Stamp.

Rolf Stahel, Midatech’s Chairman commented: “The Directors are delighted to welcome Stephen Stamp to the Board of Midatech as CFO. He brings a wealth of relevant financial, commercial and industry experience gained in a wide range of senior roles at major healthcare companies, in the UK and internationally, which will enable him to make a significant contribution to Midatech’s future success. This is an exciting time for the Company and having someone of Stephen’s financial pedigree joining will be a real asset. I would also like to thank Nick Robbins-Cherry for his significant contribution and commitment to the Company over the past five years since our IPO and I wish him all the success in his next career move.”

Craig Cook, Chief Executive of Midatech, commented: "I am excited that Stephen has agreed to join Midatech as CFO. He is a high calibre finance professional whose career to date makes him very well suited to support the execution of our strategy at this important and exciting time for the Company. Stephen’s exceptional track record of both operational and financial leadership within the healthcare sector will deliver real benefit to Midatech. I very much look forward to working closely with him to drive forward the development of our business as we focus on getting our clinical research assets through clinical development, approval, and onto successful commercialisation. Whist I am sorry that Nick is leaving, I wish him well for the future and at the same time Stephen’s appointment represents a very positive development for Midatech.”

Rule 17 and Schedule Two paragraph (g) of the AIM Rules for Companies

The following information is disclosed pursuant to Rule 17 and Schedule Two paragraph (g) of the AIM Rules for Companies in relation to Mr Stephen Anthony Stamp, aged 57.

Current Directorships and Partnerships	Previous Directorships and Partnerships (past 5 years)

Berkeley Advisers Limited

Storm Pharmaceuticals Inc

Ergomed GmbH

Ergomed Clinical Research FZ-LLC

Ergomed Center for Data Management and Statistics GmbH

PrimeVigilance s.r.o.

Pharminvent regulatory s.r.o.

Ergomed Virtuoso sarl

Sound Opinion Limited

Harefield Pharmacovigilance Limited

Ergomed PLC

Ergomed Clinical Research Limited

Primevigilance Limited

Haemostatix Limited

PSR Group BV

Primevigilance Inc

Ergomed Clinical Research Inc

Ergomed Clinical Research Co Ltd

As of the date of this announcement, Stephen Stamp holds no ordinary shares in the capital of the Company. It is intended that in due course, Mr Stamp will be granted options over 1,000,000 shares in the Company. Subject to certain performance criteria.

Save as disclosed above there are no additional disclosures to be made in accordance with Rule 17 or Schedule Two paragraph (g) of the AIM Rules for Companies.

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using its technology platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.